                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                        Data Systems and Software, Inc.
                        -------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       -------------------------------
                       (Title of Class of Securities)

                                 237887104
                              --------------
                              (CUSIP Number)

                            Mr. Yacov Kaufman
                   200 Route 17, Mahwah, New Jersey  07430
               -------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 8, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]


	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 16 Pages
PAGE

CUSIP No.:  237887104                 13D                  Page 2 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Capital Advisors, Inc.

	IRS Identification No. of above person:  75-2681494

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ____________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  0

 8.	Shared voting power: 0

 9.	Sole dispositive power:  0

10.     Shared dispositive power:  182,800 shares

11.	Aggregate amount beneficially owned by each reporting person:
        182,800 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  2.48%

14.	Type of reporting person:  IA

PAGE

CUSIP No.:  237887104                 13D                  Page 3 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Capital Partners, Inc.

	IRS Identification No. of above person:  75-2551678

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only  _____________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  207,000 shares

 8.	Shared voting power:  0

 9.	Sole dispositive power:  207,000 shares

10.	Shared dispositive power:  0

11.	Aggregate amount beneficially owned by each reporting person:
	207,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  2.81%

14.	Type of reporting person:  CO

PAGE

CUSIP No.:  237887104                 13D                  Page 4 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Jeffrey A. Cummer

        IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  1,800 shares

 8.	Shared voting power:  217,000 shares

 9.	Sole dispositive power:  1,800 shares

10.     Shared dispositive power:  399,800 shares

11.	Aggregate amount beneficially owned by each reporting person:
        401,600 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  5.45%

14.	Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 5 of 16 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  DWAYNE A. MOYERS

        IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only _________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  11,600 shares

 8.	Shared voting power:  217,000 shares

 9.	Sole dispositive power:  11,600 shares

10.     Shared dispositive power:  399,800 shares

11.	Aggregate amount beneficially owned by each reporting person:
        411,400 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.     Percent of class represented by amount in Row (11):  5.58%

14.	Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 6 of 16 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Holdings, Inc. Profit Sharing Plan

	IRS Identification No. of above person:  75-2625318

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only __________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power: 10,000 shares

 8.	Shared voting power:  0

 9.	Sole dispositive power:  10,000 shares

10.	Shared dispositive power:  0

11.	Aggregate amount beneficially owned by each reporting person:
	10,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.	Percent of class represented by amount in Row (11):  0.14%

14.	Type of reporting person:  EP

PAGE

                       DATA SYSTEMS AND SOFTWARE, INC.
                                 SCHEDULE 13D

ITEM 1.	Security and Issuer

	The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Data Systems and Software, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 200 Route 17, Mahwah, New Jersey 07430.

ITEM 2.	Identity and Background

	This statement is being filed by the following beneficial owners of 413,200 shares of Common Stock (approximately 5.61%) of the total number of shares of Common Stock outstanding as of October 31, 1997 (collectively referred to as the "Reporting Persons"):

		Cummer/Moyers Capital Advisors, Inc. ("Advisors") is a Texas corporation which is engaged in the business of providing investment advisory services. Advisors is an investment advisor registered with the Securities and Exchange Commission and is also a wholly-owned subsidiary of Cummer/Moyers Capital Partners, Inc. ("Capital Partners"). The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Capital Partners is a Texas corporation which serves as the general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities (the "Partnership"). As the general partner of the Partnership, Capital Partners provides management services to the Partnership and in this capacity is responsible for investment decisions, portfolio management, and trading activities. Capital Partners is a wholly-owned subsidiary of Cummer/Moyers Holdings, Inc. ("Holdings"). The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Jeffrey A. Cummer ("Mr. Cummer"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the President and a Director of Holdings and its subsidiaries Cummer/Moyers Securities, Inc. ("Securities"), Capital Partners and Advisors. Mr. Cummer is a United States citizen.

		Dwayne A. Moyers ("Mr. Moyers"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the Vice President, Secretary, Treasurer and a Director of Holdings and its subsidiaries Securities, Capital Partners and Advisors. Mr. Moyers is a United States citizen.

                               Page 7 of 16 Pages
PAGE

		The Cummer/Moyers Holdings Inc. Profit Sharing Plan (the "Plan") is the profit sharing plan established for the benefit of the employees of Holdings and its subsidiaries. Mr. Cummer and Mr. Moyers serve as trustees of the Plan.

	During the past five years, the Reporting Persons (Advisors, Capital Partners, Mr. Cummer, Mr. Moyers and the Plan) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	The affiliates of the Reporting Persons are as follows:

		Holdings is a Texas corporation which serves as a holding company for its subsidiaries engaged in brokerage activities, advisory services and other related activities. Holdings owns of record and beneficially all of the issued and outstanding shares of capital stock of Securities and Partners. Mr. Cummer and Mr. Moyers are the officers and directors of Holdings. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Securities is a Texas corporation which is engaged in the securities brokerage business. Securities is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Mr. Cummer and Mr. Moyers are the officers and directors of Securities. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

	During the past five years, neither Holdings nor Securities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	Attached hereto as Schedule 1 and incorporated by reference herein is a table setting forth each of the Reporting Persons and their affiliates, together with their respective addresses and beneficial ownership of the Common Stock.

                               Page 8 of 16 Pages
PAGE

	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, each Reporting Person hereby expressly declares that the filing of this statement is not an admission that such Reporting Person is the beneficial owner of any shares of Common Stock other than those listed on Schedule 1 as being beneficially owned by such Reporting Person. The Reporting Persons disclaim beneficial ownership of 85,470 shares of Common Stock of the Issuer held as non-discretionary client accounts at Securities.

ITEM 3.	Source and Amount of Funds or Other Consideration

	Prior to July 1997, Mr. Cummer served as a registered principal and branch manager of Investment Management and Research, Inc. ("IMR") and Mr. Moyers served as a registered representative of IMR. IMR is a wholly-owned subsidiary of Raymond James Financial, Inc., a Florida based holding company which offers a wide range of financial services to individual, corporate, governmental and institutional clients through its various subsidiaries. In these capacities Mr. Cummer and Mr. Moyers acquired approximately 176,750 shares of Common Stock on behalf of discretionary client accounts held by IMR. The source of funds used by Mr. Cummer and Mr. Moyers to acquire the 176,750 shares of Common Stock are funds contributed into the discretionary accounts by the account holders. In mid-July 1997, following the formation of Advisors and Securities by Holdings and the termination of Mr. Cummer's and Mr. Moyers' relationship with IMR, these account holders transferred their discretionary client accounts to Securities and established an investment advisory relationship with Advisors. Since the conversion in mid-July, Advisors has purchased additional shares of Common Stock on behalf of various discretionary client accounts established at Securities. The 182,800 shares were acquired since December 1995 at prices ranging from $4.875 to $8.50 per share for a total approximate amount of $1,086,602.

	The source of funds used by Capital Partners to acquire 207,000 shares of Common Stock on behalf of the Partnership are the capital contributions made by the limited partners to the Partnership. Capital Partners purchased the 207,000 shares in numerous separate transactions from December 29, 1995 to November 12, 1997 at prices ranging from $4.7375 to $8.75 per share for a total approximate amount of $1,031,936.

	The source of funds used by Mr. Cummer to acquire 1,800 shares of Common Stock was Mr. Cummer's personal funds. Mr. Cummer purchased the 1,800 shares in a single transaction on November 25, 1997 at a price of $5.125 per share for a total amount of $9,225.

	The source of funds used by Mr. Moyers to acquire 11,600 shares of Common Stock on behalf of the Dwayne A. Moyers IRA was Mr. Moyers' personal funds. Mr. Moyers, as the custodian of his IRA, purchased the 11,600 shares in eight separate transactions from December 28, 1995 to July 7, 1997 at prices ranging from $4.8661 to $7.50 per share for a total amount of approximately $68,844.

                               Page 9 of 16 Pages
PAGE

	The source of funds used by the Plan to acquire 10,000 shares of Common Stock was the contributions to the Plan made by the employees of Holdings and its subsidiaries. The Plan purchased the 10,000 shares in eight (8) separate transactions from March 15, 1996 to June 13, 1997 at prices ranging from $5.00 to $6.625 per share for a total amount of $55,876.

ITEM 4.	Purpose of Transaction

	The original purpose of the acquisition of the Common Stock of the Issuer by the Reporting Persons was for investment purposes. Therefore, the Reporting Persons qualified to file a statement on Schedule 13G to report such acquisition (which statement would have been required to be filed by February 14, 1998). The Reporting Persons may no longer qualify to file a statement on Schedule 13G. The Reporting Persons are currently considering either acquiring additional shares of Common Stock of the Issuer up to a specified level (not yet determined) or affiliating with other existing shareholders of the Issuer for the express purpose of bringing about certain fundamental corporate changes in the Issuer in order to increase shareholder value. Such fundamental corporate changes may involve a change in the membership of the Board of Directors of the Issuer or in its management. The Company intends to initiate discussions with other shareholder groups to attain these goals.

ITEM 5.	Interest in Securities of the Issuer

        The Reporting Persons beneficially own 413,200 shares of the class of securities identified in Item 1 which is 5.61% of such class of securities. The information contained in Schedule 1 hereto regarding the aggregate number and percentage of the class of securities identified in
Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

	The Issuer reported on its Form 10-Q for the quarter ending September 30, 1997 that it had 7,369,178 shares of Common Stock outstanding as of October 31, 1997. None of the Reporting Persons nor their affiliates have any options or warrants to purchase shares of Common Stock of the Issuer.

	The information contained in Schedule 1 hereto regarding the power to vote or dispose of securities identified in Item 1 beneficially owned by the Reporting Persons is incorporated herein by reference. All shares of Common Stock owned by a Reporting Person who is an individual is subject to such Reporting Person's sole power to vote and dispose of such shares of Common Stock. All voting and disposition decisions concerning shares of Common Stock owned by a Reporting Person that is a corporation will be made by the majority vote of the Board of Directors of such Reporting Person. All voting and disposition decisions concerning shares of Common Stock owned by the Plan will be made by the trustees of the Plan, Mr. Cummer and Mr. Moyers.

                               Page 10 of 16 Pages
PAGE

	None of the Reporting Persons effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the event requiring the filing of this statement, except for:

	6,050 shares acquired by Advisors on the open market at prices ranging from $5.00 to $6.50 per share from October 8, 1997 to November 14, 1997.

	57,000 shares acquired by Partners on the open market at prices ranging from $4.875 to $5.3125 per share in six transactions from October 15, 1997 to December 2, 1997.

	25,000 shares sold by Partners on the open market at $5.375 per share in two transactions on November 6, 1997.

	300 shares sold by Dwayne Moyers on the open market at $4.6875 per share on November 14, 1997.

	The Reporting Persons know of no other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this Schedule 13D.

	The Reporting Persons have not ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with
        Respect to Securities of the Issuer

	Except as set forth below, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

	Advisors has entered into agreements with Securities and its customers regarding the provision of discretionary investment advisory services on behalf of such customers. Pursuant to such agreements Advisors has the sole investment authority with regard to assets in such customer accounts.

	Partners serves as the general partner of Investors Strategic Partners I, Ltd. (the "Partnership"). In this capacity, Partners has the sole and exclusive right to buy and sell securities on behalf of the Partnership and to vote same. Partners' authority is set forth in the Limited Partnership Agreement.

                              Page 11 of 16 Pages
PAGE

ITEM 7.	Material to be Filed as Exhibits

	Except as set forth below, there are no exhibits required to be filed as part of this Schedule 13D.

		Exhibit A		Joint Acquisition Statement











                               Page 12 of 16 Pages
PAGE

                                  SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
                                Secretary and Treasurer


                                CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
                                Secretary and Treasurer


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers


                                CUMMER/MOYERS HOLDINGS, INC. PROFIT
                                SHARING PLAN


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, Trustee


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Trustee

                             Page 13 of 16 Pages
PAGE

                                EXHIBIT INDEX


                                                   Sequentially
Exhibit                 Document                  Numbered Page

   A            Joint Acquisition Statement            16





                             Page 14 of 16 Pages
PAGE

                                  Schedule 1
                  Reporting Persons and Beneficial Ownership

                              Address of
                               Principal         Principal        Amount
      Name of               Business Office      Business or   Beneficially      Percent
  Reporting Person           or Residence        Occupation       Owned         of Class
---------------------      --------------------  ----------    ------------     --------
Cummer/Moyers Capital      3417 Hulen Street
Advisors, Inc.             Fort Worth, TX 76107     (1)           182,800        2.48%

Cummer/Moyers Capital      3417 Hulen Street
Partners, Inc.             Fort Worth, TX 76107     (2)           207,000        2.81%

Jeffrey A. Cummer          3417 Hulen Street
                           Fort Worth, TX 76107     (3)           401,600        5.45%

Dwayne A. Moyers           3417 Hulen Street
                           Fort Worth, TX 76107     (4)           411,400        5.58%

Cummer/Moyers Holdings,    3417 Hulen Street
Inc. Profit Sharing Plan   Fort Worth, TX 76107     (5)            10,000        0.14%


                                                 Number of Shares as
                                              to Which Such Person Has
                             -----------------------------------------------------------
                             Sole Power       Shared         Sole Power     Shared Power
                             to Vote or      Power to        to Dispose      to Dispose
       Name of               to Direct      Vote or to      or to Direct    or to Direct
   Reporting Person            Vote         Direct Vote      Disposition     Disposition
----------------------       ----------     -----------     ------------    ------------
Cummer/Moyers Capital
Advisors, Inc.                      0               0                0         182,800

Cummer/Moyers Capital
Partners, Inc.                207,000               0          207,000               0

Jeffrey A. Cummer
                                1,800         217,000            1,800         399,800 (6)

Dwayne A. Moyers
Fort Worth, TX 76107           11,600         217,000           11,600         399,800 (6)

Cummer/Moyers Holdings,
Inc. Profit Sharing Plan       10,000               0           10,000               0


(1) Cummer/Moyers Capital Advisors, Inc. is engaged in the business of providing investment advisory services.

(2) Cummer/Moyers Capital Partners, Inc. serves as the general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities.

(3) Jeffrey A. Cummer serves as the President and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

(4) Dwayne A. Moyers serves as the Vice President, Secretary, Treasurer and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

(5) The Cummer/Moyers Holdings Inc. Profit Sharing Plan is the profit sharing plan established for the benefit of the employees of Cummer/Moyers Holdings, Inc. and its subsidiaries.

(6) The Reporting Persons have shared power to direct the disposition of these shares in their capacities as officers and directors of Cummer/Moyers Capital Advisors, Inc. and Cummer/Moyers Capital Partners, Inc. and as trustees of the Cummer/Moyers Holdings, Inc. Profit Sharing Plan.


                               Page 15 of 16 Pages
PAGE

                                   EXHIBIT A

                          JOINT ACQUISITION STATEMENT


	The undersigned each hereby acknowledge that the statement on
Schedule 13D to which this Joint Acquisition Statement is attached is filed on behalf of each of the undersigned.

                                CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
                                Secretary and Treasurer


                                CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, President


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Vice President,
                                Secretary and Treasurer


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers


                                CUMMER/MOYERS HOLDINGS, INC. PROFIT
                                SHARING PLAN


Dated:  December 15, 1997	/s/ Jeffrey A. Cummer
                                ---------------------
                                Jeffrey A. Cummer, Trustee


Dated:  December 15, 1997	/s/ Dwayne A. Moyers
                                --------------------
                                Dwayne A. Moyers, Trustee


                               Page 16 of 16 Pages